Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
Systane
VIGAMOX
CIPRODEX
STERILE OTIC SUSPENSION
Rx Only
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5mL Sterile
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile
Systane
OPTI-FREE Express
Patanol
TRAVATAN
Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on July 29, 2004, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 12, 2004, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com

Management Presentation by

Tim Sear
Chairman, President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO

Financial Results

(For the quarters and six months ended June 30, 2004 and 2003)

Second Quarter Financial Highlights

	Q2 04	Q2 03	Growth
Global Sales	$ 1,039.2	$ 925.4	12.3%
Net Earnings	$ 299.2	$ 178.2	67.9%
Adjusted Net Earnings	$ 241.6	$ 178.2	35.6%
Reported EPS*	$ 0.96	$ 0.57	68.4%
Adjusted EPS*	$ 0.78	$ 0.57	36.8%

*Diluted earnings per share for both reported and adjusted.

(dollars in millions, except per share amounts)

June YTD Financial Highlights

	YTD 04	YTD 03	Growth
Global Sales	$ 2,002.8	$ 1,732.5	15.6%
Net Earnings	$ 490.2	$ 308.4	58.9%
Adjusted Net Earnings	$ 432.6	$ 308.4	40.3%
Reported EPS*	$ 1.58	$ 1.00	58.0%
Adjusted EPS*	$ 1.39	$ 1.00	39.0%

*Diluted earnings per share for both reported and adjusted.

(dollars in millions, except per share amounts)

Alcon

Reported vs. Adjusted Net Earnings

	Q2 04	Q2 03	YTD 04	YTD 03
Reported Net Earnings	$ 299.2	$ 178.2	$ 490.2	$ 308.4
Tax Settlements and Credits	(57.6)	--	(57.6)	--
Adjusted Net Earnings*	$ 241.6	$ 178.2	$ 432.6	$ 308.4

*Adjusted net earnings help investors better compare results of operations from 2004 and 2003. *(dollars in millions)*


Systane
OPTI-FREE Express
Patanol
TRAVATAN

Alcon

Reported vs. Adjusted Earnings Per Share

	Q2 04	Q2 03	YTD 04	YTD 03
Reported Diluted EPS	$ 0.96	$ 0.57	$ 1.58	$ 1.00
Tax Settlements and Credits	(0.18)	--	(0.19)	--
Adjusted Diluted EPS*	$ 0.78	$ 0.57	$ 1.39	$ 1.00

*Adjusted diluted EPS help investors better compare results of operations from 2004 and 2003.

Second Quarter Income Statement Detail

	Q2 04	% of Sales	Q2 03	% of Sales
Gross Profit	$ 765.0	73.6%	$ 658.3	71.1%
SG & A	$ 312.3	30.1%	$ 291.1	31.5%
Research & Development	$ 89.3	8.6%	$ 89.3	9.6%

(dollars in millions)

June YTD Income Statement Detail

	YTD 04	% of Sales	YTD 03	% of Sales
Gross Profit	$1,438.8	71.8%	$1,212.1	70.0%
SG & A	$ 603.1	30.1%	$ 555.3	32.1%
Research & Development	$ 180.2	9.0%	$ 167.5	9.7%
Effective Tax Rate*	30.0%		30.4%	

*Excludes the impact of tax settlements and tax credits of $57.6 million in Q2 2004.

(dollars in millions)


Systane
OPTI-FREE
TRAVATAN
Patanol

Alcon

Balance Sheet Highlights

	6/30/04	12/31/03
Short and Long Term Borrowings	$ 1,165.9	$ 1,410.3
Cash and Cash Equivalents	$ 844.2	$ 1,086.0
Consolidated S/H Equity	$ 1,713.4	$ 1,591.5
A/R Change (From 12/31/03)	28.6%	N/A
Inventory Change (From 12/31/03)	(7.3%)	N/A

(dollars in millions)

Geographic and Product Line Sales

Geographic Sales Breakdown

YTD 2004


27.8%
51.7%
7.5%
13.0%
United States
Europe
Japan
Rest of World

YTD 2003


26.1%
54.1%
7.3%
12.5%
United States
Europe
Japan
Rest of World

Global Product Line Sales

YTD 2004


40.9%
45.1%
14.0%
Surgical
Pharmaceutical
Consumer

YTD 2003


40.1%
45.0%
14.9%
Surgical
Pharmaceutical
Consumer

Pharmaceutical Sales



$1,000
$800
$600
$400
$200
$0
+ 18.0%
$819.6
$694.8
+ 12.3%
$440.5
$392.2
Q2 2003
Q2 2004
YTD 2003
YTD 2004

(dollars in millions)

Surgical Sales


$1,000
$800
$600
$400
$200
$0
$401.9
$459.1
+ 14.2%
$778.8
$903.0
+ 15.9%
Q2 2003
Q2 2004
YTD 2003
YTD 2004
(dollars in millions)

Alcon

Consumer Products Sales


$300
$200
$100
$0
+ 8.2%
+ 6.3%
$131.3
$139.6
$258.9
$280.2
Q2 2003
Q2 2004
YTD 2003
YTD 2004

(dollars in millions)


Systane
OPTI-FREE
Express
Patanol
TRAVATAN

Vigamox™ Conversion Trend

% of Fluoroquinolone Franchise

All Prescribers


100%
80%
60%
40%
20%
0%
49%
49%
52%
56%
59%
61%
63%
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Vigamox™
Ciloxan®

(US conversion trend for Vigamox™ and Ciloxan®)

Vigamox™ Share Performance



Vigamox™
Share
All Prescribers
Franchise
Share
18
16
14
12
10
8
6
4
2
0
25
20
15
10
24.5
15.5
19.6
0.3
Vigamox™
Franchise
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04

(US market share for Vigamox™ and Alcon total branded fluoroquinolone anti-infective franchise)

Branded Otic Franchise Share Performance

All Prescribers


Market Share %
28
24
20
16
12
21.8
24.3
26.7
20.4
17.9
19.4
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Rolling 12 2003
Rolling 12 2004

(US market share for CiproDex and Cipro HC combined)

AcrySof® Natural Conversion Trend

% of AcrySof® Franchise

U.S. - Units


100%
80%
60%
40%
20%
0%
20%
22%
24%
27%
29%
32%
33%
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Natural
Conventional

U.S. - AcrySof® Share Performance


Market
Share %
55
50
45
40
35
40.0
42.3
45.6
48.6
50.7
2000
2001
2002
2003
Q1 2004

(From industry and internal estimates)

2004 Outlook

2004 Full Year Financial Guidance

- **Sales range from $3.80 to $3.85 billion**
  - Healthy global growth across major product lines
  - Share gains from recent product launches
  - Less currency benefit
  - Ciloxan® expiration

2004 Full Year Financial Guidance

- **EPS range from $2.43* to $2.46***
  - Mix improvement from new products
  - Leveraging operating infrastructure
  - Increased promotional and R&D activity
  - Ciloxan® expiration

*Excludes impact of tax benefits realized in Q2 2004.


Systane
OPTI-FREE
Patanol
TRAVATAN

Reported vs. Adjusted Earnings Guidance

	Lower	Higher
EPS Guidance - Reported Basis	$ 2.62	$ 2.65
Tax Settlements and Credits	(0.19)	(0.19)
EPS Guidance – Adjusted Basis*	$ 2.43	$ 2.46

*Adjusted EPS guidance help investors better compare results of operations from 2004 and 2003.


Systane
OPTI-FREE
Express
Patanol
TRAVATAN

Alcon, Inc.


Worldwide Leader
in Ophthalmic Research and Manufacturing
Alcon
ACCURUS
TOTAL PLUS
DuoVisc


Systane
OPTI-FREE
Express
Patanol
TRAVATAN

Alcon